MetLife Investors Life Insurance Company
             MetLife Investors Life Insurance Company of California

                           MetLife Investors Class VL



This schedule of Commissions is part of the Selling Agreement or addendum to Selling Agreement for the Distribution of Registered Contracts (if applicable), and is subject to the terms and conditions of these Agreements. In no event shall the Distributor or Life Company be liable for the payment of any commission with respect to any solicitation made, in whole, or in part, by any person not appropriately licensed and registered prior to the commencement of such solicitation.




         Year One:                  90.00% of payments up to target payment

                                     3.00% of payments on excess above target



         Renewal:                    3.00% of payments (years 2 thru 10)

                                     2.00% of payments (years 11+)


         Trail:                      N/A


         Issue Ages:                 Single Life               Ages 0 - 85
                                     Joint Life                Ages 0 - 90



1. In the event that the Distributor or Life Company refunds any purchase payment for any reason during the year following a purchase payment, the Broker-Dealer and Registered Representative agree to return to the Distributor or Life Company or, in the absence of such return, the Distributor or Life Company will charge back to the recipient of the commission, one hundred percent (100%) of the commission if the refund takes place within the first six (6) months of receipt of the purchase payment or fifty percent (50%) of the commission if the refund takes place within the second six(6) months after receipt of the purchase payment.

2. In the event a contract is transferred from one Registered Representative to another, and the contract is surrendered during a chargeback period, the commission chargeback is assessed to the Registered Representative who was paid the commission.